Exhibit 23.1
KPMG LLP
Suite 1002
175 N 27th Street
Billings, MT 59101
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Stillwater Mining Company:
We consent to incorporation by reference in the registration statement (No. 333-129953) on Form S-8 of Stillwater Mining Company of our report dated June 28, 2006, with respect to the statements of net assets available for benefits of the Stillwater Mining Company Bargaining Unit 401(k) Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the years then ended and the supplemental schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Stillwater Mining Company Bargaining Unit 401(k) Plan.
/s/ KPMG LLP
Billings, Montana
June 28, 2006
KPMG LLP, a U.S. limited liability partnership, is the U.S.
Member firm of KPMG International, a Swiss cooperative.